Exhibit 99.3

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND ONE DAY FROM THE DATE OF ISSUE.

NORTHCORE TECHNOLOGIES INC.

(Organized under the laws of Ontario)

Series (M) Convertible Secured Debenture

Date of Issue: July 11, 2008	CDN. $ .
Interest Rate: 10.0% per annum	Certificate Number: [M-.]

NORTHCORE TECHNOLOGIES INC. (the “Corporation”), for value received, hereby acknowledges itself indebted to and promises to pay _____(the “Registered Holder”) on July 11, 2013 (the “Maturity Date”) or on such earlier date as the principal hereof becomes payable in accordance with the provisions of this Debenture (as defined herein), on presentation and surrender of this Debenture, the principal sum of $__in lawful money of Canada, at the address of the Registered Holder set forth on the register of the Corporation to be maintained as provided in the terms and conditions attached hereto as Schedule “A” and forming part hereof (the “Terms and Conditions”), subject to the right of the Registered Holder in certain circumstances to elect to receive Units (as defined herein) of the Corporation in lieu of receiving such sum, as provided in the Terms and Conditions, and to pay interest on such principal amount as provided in the Terms and Conditions.  The Terms and Conditions, Schedules and Exhibits attached hereto are hereby incorporated by reference and are deemed to be an integral part hereof.

This Debenture is convertible, at the option of the Registered Holder into Units, upon and subject to the provisions and conditions contained in the said Terms and Conditions.

IN WITNESS WHEREOF the Corporation has caused this Debenture to be executed under the hand of its duly authorized officer as of the 11th day of July 2008.

NORTHCORE TECHNOLOGIES INC.
Per:
Authorized Signing Officer

SCHEDULE “A”

Terms and Conditions applicable to
Series ‘M’ Convertible Secured Debentures
dated as of July 11, 2008 issued by

NORTHCORE TECHNOLOGIES INC.

ARTICLE 1-  INTERPRETATION

1.1           Defined Terms

In addition to the terms parenthetically defined herein, in this Debenture the following terms shall have the following meanings respectively:

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the City of Toronto;

“Capital Reorganization” has the meaning attributed to such term in subsection 4.3(4);

“Closing Date” means on or about July 11, 2008;

“Closing Market Price” at any date means the closing price per share for Common Shares on or through, as applicable, the Principal Market;

“Collateral” means all of the undertaking of the Corporation and all real and personal property and assets now or hereafter acquired by the Corporation, wheresoever located, including the property and assets of the Corporation referred to in Section 6.1; provided always that the term “Collateral” where used herein shall not include any consumer goods of the Corporation.  Any reference to “Collateral” herein shall be deemed to be a reference to the Collateral or any part thereof;

“Common Share Reorganization” has the meaning attributed to such term in subsection 4.3(1);

“Common Shares” means the common shares without nominal or par value in the capital of the Corporation, as such shares exist as at the Date of Issue; provided that, in the event of a subdivision, redivision, reduction, combination or consolidation thereof, or successive such subdivisions, redivisions, reductions, combinations or consolidations, then, subject to adjustments, if any, having been made in accordance with Section 4.3, “Common Shares” shall thereafter mean the shares resulting from such subdivision, redivision, reduction, combination or consolidation;

“Conversion” has the meaning attributed to such term in subsection 4.1(1);

“Conversion Price” has the meaning attributed to such term in Section 4.1(2);

“Date of Issue” means the date hereof;

“Date of Conversion” has the meaning attributed to such term in subsection 4.2(2);

“Debentures” means the Series (M) Secured Subordinate Convertible Debentures of the Corporation due on July 11, 2013 including this Debenture;

“Event of Default” has the meaning attributed to such term in Section 8.1;

“Generally Accepted Accounting Principles” means generally accepted accounting principles in Canada from time to time;

“Hold Period” means four months and one day from the Closing Date;

“Holders” means the registered holders from time to time of the Debentures, including the Registered Holder;

“Including” means including without limitation;

 “Interest Rate” means 10% per annum, calculated and payable as set forth in Section 2.3 hereof;

“Maturity Date” has the meaning attributed to such term in Section 2.4 hereof;

“Obligations” means the aggregate of all indebtedness, obligations and liabilities, direct or indirect, absolute or contingent, matured or not, of the Corporation to the Registered Holder wheresoever and howsoever incurred and whether incurred arising pursuant to this Debenture and whether incurred at the time of, or subsequent to the execution hereof, whether incurred alone or with another or others, including extensions and renewals;

“Offering” means the private placement offering of up to $678,000 principal amount of Debentures by the Corporation to purchasers resident in Ontario, Alberta and British Columbia.

“Ontario Act” means the Securities Act (Ontario);

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

“PPSA” means the Personal Property Security Act (Ontario) as the same may from time to time hereafter be amended or any legislation that may be substituted therefor as the same may from time to time be amended;

“Principal Market” means such stock exchange or quotation system on or through which the Common Shares are listed or quoted which has the highest trading volume in the calendar month immediately preceding the applicable date, being as at the date hereof the TSX;

“Pro Rata Basis” means, in respect of a Holder, the percentage determined by dividing (i) the outstanding principal amount of the Holder’s Debenture by (ii) the aggregate outstanding principal amount of all Debentures;

“Rights Offering” and “Rights Period” have the respective meanings attributed to such terms in subsection 4.3(2);

“Security Interest” means, collectively, the mortgage, charge, pledge, assignment and transfer of, and the security interest in, the Collateral granted to the Holders by the Corporation pursuant to Section 6.1;

 “Successor Corporation” means any corporation continuing from and which acquires all or substantially all of the undertaking, property and assets of any other corporation pursuant to any Capital Reorganization;

“Time of Expiry” means 5:00 p.m. (Toronto time) on the Maturity Date;

“Trading Day” means a day on which the Principal Market is open for the trading of securities;

“Transfer Form” means the form of transfer annexed as Exhibit 1 hereto;

“TSX” means the Toronto Stock Exchange;

“Unit” means a unit of securities issuable on Conversion in accordance with Article 4 hereof, each such Unit, subject to adjustments as provided in this Debenture, to be comprised of one Common Share and one Warrant;

 “Warrant” means a Common Share purchase warrant to acquire, subject to adjustments as provided in the certificates representing the Warrants, one Common Share at an exercise prices of $0.10, any time prior to the earlier of (i) the fifth anniversary of the Closing Date; and (ii) the date which is twenty (20) days following the issuance of a notice by Northcore to holders confirming that the closing price of the Common Shares on the Toronto Stock Exchange was greater than or equal to $ 0.20 for any 10 consecutive trading days, to be issued in the form of the certificate annexed hereto as Exhibit 3.

1.2           Statutory References; Terms defined by the PPSA

Any reference in this Debenture to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.  Unless there is something in the context or subject matter inconsistent therewith, words and phrases not otherwise herein defined that are defined by the PPSA shall have the meanings ascribed thereto respectively by the PPSA.

1.3           Gender and Number

Unless the context otherwise requires, words importing the singular include the plural and vice-versa and words importing gender include all genders.

1.4           Monetary References

Any reference in this Debenture to “Dollars”, “dollars” or the symbol “$” shall be deemed to be a reference to lawful money of Canada.

1.5           Day Not a Business Day

In the event that any day on which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on the requisite time on the first Business Day thereafter.

1.6           Invalidity of Provisions

Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof or thereof.

1.7           Governing Law

This Debenture shall be governed by and construed in accordance with the PPSA and the other laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

1.8           Assignment

Subject to the restrictions on, and requirements for, transfer prescribed herein, the rights and obligations of the Corporation and the Holders shall be binding upon and shall enure to the benefit of their respective successors, heirs, executors, administrators and permitted transferees and assigns.

ARTICLE 2-  THE DEBENTURES

2.1           Debentures in Series

This Debenture is one of a series of convertible debentures issued by the Corporation, designated as “Series M Secured Subordinate Convertible Debentures”.  The maximum aggregate principal amount of the Debentures to be issued by the Corporation is $678,000 pursuant to the Offering.

2.2           Denominations

Debentures shall be issued in denominations of $1,000 and integral multiples thereof.

2.3           Terms of Debentures

All Debentures shall bear simple interest at the Interest Rate from the Date of Issue (or, if issued after the Date of Issue, from the actual date of issuance thereof) to the earlier of the Maturity Date and the Date of Conversion (in respect of the Debentures then being Converted).  Interest on the Debentures shall accrue on the outstanding principal amount of the Debentures from day to day both before and after default, demand, maturity and judgment, for the actual number of days elapsed on the basis of a year of 365 days.  Where the calendar year of calculation contains 366 days, interest hereunder shall be expressed as a yearly rate for purposes of the Interest Act (Canada) as such rate multiplied by 366 and divided by 365.  Such interest shall be calculated and payable in cash on the earlier of the conversion of the Debenture or the Maturity date.

2.4           Maturity Date

Subject to Section 2.5, the Debentures shall mature and the principal hereof shall become payable on July 11, 2013 (the “Maturity Date”).

2.5           Debentures to Rank Equally

This Debenture shall rank equally with all other Debentures of the same series and be equally and rateably entitled to the benefits hereof as if all the Debentures had been issued and negotiated simultaneously.

2.6           Registration of Debentures

(1)           The Corporation shall cause to be kept by and at the principal office of the Corporation in the City of Toronto a register in which shall be entered the names and latest known addresses of the Holders of this and all other Debentures and the other particulars, as prescribed by law, of the Debentures held by them respectively and of all transfers of Debentures.  Such registration shall be noted on the Debentures by the Corporation.  No transfer of a Debenture shall be effective as against the Corporation unless made on the register by the Registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in form and execution reasonably satisfactory to the Corporation and upon compliance with such requirements as the Corporation may reasonably prescribe, and unless such transfer shall have been duly noted on such Debenture by the Corporation.

(2)           The register referred to in this section shall at all reasonable times be open for inspection by the Holders.

(3)           Subject to any restriction under applicable law or policy of any applicable regulatory body, any Holder may at any time and from time to time have such Debenture or any portion of the principal amount thereof transferred at the place at which the register is kept pursuant to the provisions of this section in accordance with such reasonable regulations as the Corporation may prescribe.  The transferor of such Debenture or any portion of the principal amount thereof shall duly complete and exercise a Transfer Form.

(4)           The Corporation shall not be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Debenture, except where the Corporation is required to take notice by statute or order of a court of competent jurisdiction and may transfer any Debenture on the direction of the Holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

(5)           The Corporation shall not register any transfers of the Debenture or issue or transfer any Common Shares issuable on conversion of the Debenture:

(i)           to any person in the United States or a resident of the United States or any person for the account or benefit of any person in the United States or a resident of the United States;

(ii)           in connection with any transfers or conversions which are otherwise not in compliance with (a) the U.S. Securities Act and the regulations thereunder if applicable, (b) the Ontario Act and the rules and regulations thereunder, (c) applicable securities laws and regulations of other relevant jurisdictions, or (d) the policies and rules of the TSX; and

(iii)           within four months and a day from the Date of Issue, unless the Corporation and its legal counsel are satisfied, acting reasonably, that it is permitted under Ontario securities laws and under the policies and rules of the TSX.

The Holder acknowledges that this Debenture and the securities underlying the Debenture are subject to resale restrictions which provide that this Debenture and such securities may not be resold or otherwise distributed until a period of at least four (4) months and one day have elapsed from the Date of Issue except as permitted by applicable securities laws and acknowledges that the certificates representing the Debenture and if the Debenture is Converted or any of the Warrants are exercised prior to the expiry of such hold period, the Common Shares issuable upon Conversion, the Warrants and the Common Shares underlying the Warrants will bear the following legend denoting the restrictions on transfer under applicable securities laws, in addition to any other legends required by the TSX or other stock market on which such securities may trade:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS [FOUR (4) MONTHS AND ONE DAY FROM THE DATE OF CLOSING OF THE DEBENTURE].”

2.7           Ownership of Debentures

(1)           The Holder of a Debenture shall be deemed to be the owner thereof for all purposes and payment of or on account of the principal of a Debenture shall be made only to or upon the order in writing of the Holder thereof and such payment shall be a complete discharge to the Corporation and any paying agent for the amounts so paid.

(2)           The Holder for the time being of any Debenture shall be entitled to the principal evidenced by such Debenture, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof (except any equities of which the Corporation is required to take notice by law) and all Persons may act accordingly and a transferee of a Debenture shall, after the Transfer Form is lodged with the Corporation and upon compliance with all other conditions contained in such Debenture or by law or by any policy of any regulatory body, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous Holder thereof, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.  Delivery to the registered Holder by the Corporation or the receipt by the Holder of the principal monies and interest evidenced by this Debenture and the units issuable pursuant to this Debenture, if any, shall be a good discharge to the Corporation of its obligations hereunder and the Corporation shall not be bound to enquire into the title of the Registered Holder, save as ordered by a Court of competent jurisdiction or as required by statute.

2.8           Exchange of Debentures

(1)           Debentures of any denomination may be exchanged for Debentures of any other authorized denomination or denominations, any such exchange to be for Debentures of an equivalent aggregate principal amount.  Exchanges of Debentures may be made at the principal offices of the Corporation in the City of Toronto.

(2)           Except as otherwise provided herein, upon any exchange of Debentures of any denomination for Debentures of any other authorized denominations and upon any transfer of Debentures, the Corporation or other registrar of Debentures may make a sufficient charge to reimburse it for any stamp tax, security transfer tax or other governmental charge required to be paid, and payment of such charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.9           Replacement of Debentures

If any of the Debentures shall become mutilated or be lost, stolen or destroyed and in the absence of notice that such Debentures have been acquired by a good faith purchaser for value without notice, the Corporation will issue and deliver a new Debenture upon surrender and cancellation of the mutilated Debenture, or, in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same.  In case of loss, theft or destruction, the applicant for a new Debenture shall furnish to the Corporation such evidence of such loss, theft or destruction as shall be satisfactory to the Corporation in its discretion and shall also furnish an indemnity in amount and form satisfactory to the Corporation in its sole discretion.  The applicant shall pay all reasonable expenses incidental to the issuance of any such new Debenture.

ARTICLE 3-  PURCHASE FOR CANCELLATION OF DEBENTURES

3.1           Purchase of Debentures for Cancellation

The Corporation may purchase all or any of the Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by invitation for tenders or by private contract; provided that the price at which any Debenture may be so purchased shall not exceed the outstanding principal amount of such Debenture.

If, upon an invitation for tenders, more Debentures are tendered at the same price than the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by lot, or in such other manner, as the Corporation may consider equitable, from the Debentures tendered by each Holder who tendered at such lowest price.  The Holder of any Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, one or more new Debentures for the unpurchased part so surrendered and the Corporation shall issue and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered.

ARTICLE 4-  CONVERSION

4.1           Conversion

(1)           The conversion price is $0.05 (the “Conversion Price”) for each Unit to be issued upon the Conversion of the Debentures, unless such price shall have been adjusted as provided in this Article, in which case the Conversion Price shall mean the price as so adjusted and in effect at such time.

(2)          Subject to and upon compliance with the provisions of this Article 4, the Holder of each Debenture shall have the right, at his option, at any time prior to the Time of Expiry, to convert such Debenture or any portion of the principal amount thereof which is $1,000 or an integral multiple of $1,000, into Units at the Conversion Price (a “Conversion”).

(3)          In the event of a Conversion, the accrued and upaid interest on the principal amount of a Holder’s Debenture which is converted to Units pursuant to this Section 4.1 will be paid in cash, as applicable pursuant to Section 2.3 above.

4.2           Manner of Exercise or Deemed Exercise of Right to Convert

(1)           The Holder of a Debenture wishing to Convert such Debenture in whole or in part into Units shall surrender such Debenture to the Corporation at its principal office in the City of Toronto, together with written notice in form and substance satisfactory to the Corporation substantially in the form of Exhibit “2” annexed hereto, duly executed by the Holder, his executors, administrators, other legal representatives or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Corporation, exercising his right to convert such Debenture in accordance with the provisions of this Article.  Thereupon such Holder or, subject to payment of all applicable stamp taxes, security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Corporation, his nominee or assignee, shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in subsection 4.2(2)) as the registered holder of the numbers of Common Shares and Warrants into which such Debenture is convertible in accordance with the provisions hereof and, as soon as practicable thereafter, the Corporation shall deliver to such Holder or, subject as aforesaid, his nominee or assignee certificates for such Common Shares and Warrants for any amounts payable under Sections 2.3, 4.1(3) or 4.5.

(2)         For the purposes hereof, a Debenture shall be deemed to be surrendered for conversion on the date (the ”Date of Conversion”) which the date on which it is so surrendered in accordance with the provisions hereof and, in the case of a Debenture so surrendered by mail or other means of delivery, on the date on which it is received by the Corporation at its office specified in subsection 4.2(1), provided that if a Debenture is surrendered for Conversion on a day on which the register of Common Shares is closed, the Person entitled to receive Units shall become the holder of record of such Common Shares and Warrants as at the date on which such register is next reopened.

(3)           Any part, being $1,000 or an integral multiple thereof, of a Debenture may be Converted as provided herein and all references in this Debenture to Conversion of Debentures shall be deemed to include Conversion of such parts.  The Holder of any Debenture of which part only is Converted shall, upon the exercise of his right of Conversion, surrender such Debenture to the Corporation, and the Corporation shall cancel the same and shall forthwith issue and deliver to the Holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(4)           The Common Shares issued upon Conversion shall rank only in respect of dividends declared in favour of holders of record of Common Shares on or after the Date of Conversion or such later date as such Holder shall become the holder of record of such Common Shares pursuant to subsection 4.2(2), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

4.3           Adjustment of Conversion Price

The Conversion Price will be subject to adjustment from time to time in the events and in the manner provided as follows:

(1)           If and whenever at any time after the date hereof, and prior to the Time of Expiry, the Corporation:

(i)           issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of Common Shares as a stock dividend or other distribution (other than an issue of Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of dividends paid in the ordinary course);

(ii)           subdivides its outstanding Common Shares into a greater number of Common Shares; or

(iii)           consolidates its outstanding Common Shares into a smaller number of Common Shares,

(any of such events in clauses (i), (ii) and (iii) of this subsection being called a “Common Share Reorganization”), then the Conversion Price shall be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which will be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(2)           If and whenever at any time after the date hereof, and prior to the Time of Expiry, the Corporation fixes a record date for the issue of rights, options or warrants to all or substantially all the holders of Common Shares (the “Rights”) under which such holders are entitled, during a period expiring not more than forty-five (45) days after the date of such issue (the “Rights Period”), to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share to the holder (or at an exchange or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) of less than 95% of the price (the “Current Market Price”) which is equal to the average Closing Market Price for the period of 20 Trading Days immediately preceding such record date (any of such events being called a “Rights Offering”), then the Conversion Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)           the numerator of which will be the aggregate of:

(1)           the number of Common Shares outstanding as of the record date for the Rights Offering; plus

(2)           a number determined by dividing (a) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered by (b) the Current Market Price of the Common Shares as of the record date for the Rights Offering, and

(ii)           the denominator of which will be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

Any Holder who has exercised the right to Convert in accordance with this Article 4 during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the Common Shares and Warrants to which that Holder would otherwise be entitled upon such Conversion, be entitled to that number of additional Common Shares equal to the difference between the shares received on such Conversion and the shares that would have been received if the Conversion Price as adjusted for such Rights Offering pursuant to this subsection had applied when the Holder exercised the right to Convert; provided that the provisions of Section 4.5 will be applicable to any fractional interest in a Common Share to which such Holder might otherwise be entitled under the foregoing provisions of this subsection.  Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such Holder within five Business Days following the end of the Rights Period.  To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Conversion Price will be readjusted to the Conversion Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

(3)           If and whenever at any time after the date hereof and prior to the Time of Expiry, the Corporation fixes a record date for the issue or the distribution to all or substantially all the holders of Common Shares of (i) securities of the Corporation, including rights, options or warrants to acquire securities of the Corporation or any of its property or assets and including evidences of indebtedness or (ii) any property or other assets, including evidences of indebtedness, and if such issuance or distribution does not constitute (A) a dividend paid in the ordinary course; (B) a Common Share Reorganization; (C) a Rights Offering; or (D) the issue of Rights to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares during the Rights Period, where the cost per Common Share during the Rights Period, is 95% or more of the Current Market Price (any of such non-excluded events being called a “Special Distribution”), the Conversion Price shall be adjusted effective immediately after such record date to a price determined by multiplying the Conversion Price in effect on such record date by a fraction:

(i)           the numerator of which will be:

(1)           the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(2)           subject to the prior written consent of the Principal Market, if applicable, the excess, if any, of (a) the fair market value, as determined by action by the Corporation’s board of directors (whose determination will be conclusive), to the holders of Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (b) the fair market value of the consideration received therefor by the Corporation from the holders of Common Shares, as determined by the Corporation’s board of directors (whose determination will be conclusive); and

(ii)           the denominator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

To the extent that any Special Distribution is not so made, the Conversion Price will be readjusted effective immediately to the Conversion Price which would then be in effect based upon such securities or property or other assets as actually distributed.

(4)           If and whenever at any time after the date hereof, and prior to the Time of Expiry, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a “Capital Reorganization”), any Holder who exercises the right to Convert Debentures into Common Shares pursuant to Debentures then held after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such Conversion, the aggregate number of shares, other securities or other property or cash which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was previously entitled upon Conversion subject to adjustment thereafter in accordance with provisions the same, as nearly possible, as those contained in this Article 4.  The Corporation will take all steps necessary to ensure that, on a Capital Reorganization, the Holders of Debentures will receive the aggregate number of shares, other securities or other property or cash to which they are entitled as a result of the Capital Reorganization.  Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 4 with respect to the rights and interests thereafter of Holders of Debentures to the end that the provisions set forth in this Article 4 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of any Debenture.  Subject to the prior written consent of the Principal Market, if applicable, any such adjustment will be made by and set forth in an instrument supplemental hereto approved by action of the board of directors of the Corporation and will for all purposes be conclusively deemed to be an appropriate adjustment.

(5)           If the purchase price provided for in any rights, options or warrants (the “Rights Offering Price”) referred to in subsections 4.3(2) or (3) is decreased, the Conversion Price will forthwith be changed so as to decrease the Conversion Price to the Conversion Price that would have been obtained if the adjustment to the Conversion Price made under such subsections, as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Conversion Price under this subsection would be greater than the decrease, if any, in the Conversion Price to be made under the terms of this section by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

(6)           In any case in which this section requires that an adjustment become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Debenture Converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such Conversion by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder’s right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date on which such Holder would, but for the provisions of this subsection, have become the holder of record of such additional Common Shares pursuant to subsection 4.2(1).

4.4           Rules Regarding Calculation of Adjustment of Conversion Price

For the purposes of Section 4.3:

(1)           The adjustments provided for in Section 4.3 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the remaining provisions of this section.

(2)           No adjustment in the Conversion Price will be required unless such adjustment would result in a change of at least 1% in the prevailing Conversion Price; provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

(3)           No adjustment in the Conversion Price will be made in respect of any event described in Section 4.3 if Holders are entitled to participate in such event on the same terms, mutatis mutandis, as if they had converted their Debentures prior to or on the effective date or record date of such event.  Any such participation will be subject to the prior consent of each stock exchange on which the Common Shares are listed or quoted for unlisted trading privileges, or were listed in the year prior to the occurrence of the event described in this subsection, if applicable.

(4)           If at any time a dispute arises with respect to adjustments provided for in Section 4.3, subject to the prior written consent of the Principal Market, if applicable, such dispute will be conclusively determined by the Corporation’s auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the Corporation’s board of directors and any such determination will be binding upon the Corporation, the Holders and shareholders of the Corporation; such auditors or accountants will be given access to all necessary records of the Corporation.

(5)           If the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Conversion Price shall be made.

(6)           In the absence of a resolution of the Corporation’s board of directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as a record date therefor the date on which the Special Distribution or Rights Offering is effected.

4.5           No Requirement to Issue Fractional Shares or Warrants

The Corporation shall not be required to issue fractional Common Shares or Warrants upon the Conversion of Debentures.  If more than one Debenture is surrendered for Conversion at one time by the same Holder, the number of whole Common Shares and Warrants issuable upon Conversion thereof shall be computed on the basis of the aggregate principal amount of the Debentures to be Converted. If any fractional interest in a Common Share or Warrant, as applicable, would, except for the provisions of this section, be deliverable upon the Conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Holder of such surrendered Debentures an amount in lawful money of Canada equal to the value of such fractional interest based upon the Closing Market Price of the Common Shares on the Business Day preceding the Date of Conversion.

4.6           Corporation to Reserve Shares

The Corporation covenants that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue upon Conversion of Debentures as provided herein, and conditionally issue to Holders who may exercise their Conversion rights hereunder, such number of Common Shares as shall then be issuable upon the Conversion of all outstanding Debentures and any Warrants which my be issued on exercise thereof. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

4.7           Cancellation of Converted Debentures

All Debentures Converted in whole or in part shall be forthwith cancelled by the Corporation (with regard to the Debenture or portion thereof which has been Converted) and, subject to subsection 4.2(3), no Debentures shall be issued in substitution therefor.

4.8           Certificate as to Adjustment

The Corporation shall from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4.3, deliver a certificate to the Holders specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.  Except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, the Corporation shall forthwith give notice to the Holders specifying the event requiring such adjustment or readjustment and the amount thereof, including the resulting Conversion Price; provided that if the Corporation has given notice under Section 4.9 covering all the relevant facts in respect of such event, no such notice need be given under this section.

4.9           Notice of Special Matters

The Corporation covenants that, so long as any Debentures remain outstanding, it will give notice to the Holders of its intention to fix a record date for any event referred to in subsections 4.3(1), (2), (3) or (4)  (other than the subdivision, redivision, reduction, combination or consolidation of Common Shares) or a cash dividend (other than a dividend paid in the ordinary course) which may give rise to an adjustment in the Conversion Price, and such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given.  Such notice shall be given not less than 14 days prior to the applicable record date.

ARTICLE 5-  COVENANTS OF THE CORPORATION

5.1           General Covenants

The Corporation hereby covenants with the Holders as follows:

(a)
the Corporation will duly and punctually pay or cause to be paid to every Holder the principal thereof and interest accrued on the Debentures (and, in case of default, interest on the amount in default) of which he is the Holder on the dates, at the places, and in the manner mentioned herein;

(b)
at the request of a Holder, the Corporation will furnish to the Holders a copy of all financial statements, whether annual or interim, of the Corporation and the report, if any, of the Corporation’s auditors thereon and of all annual and other periodic reports of the Corporation furnished to its shareholders after the date hereof and prior to the Time of Expiry;

(c)	the Corporation will duly and punctually perform and carry out all of the acts or things to be done by it, and perform all covenants required to be performed by it, as provided in this Debenture;

(d)
upon the occurrence of an Event of Default, the Corporation shall permit a representative of the Holders to inspect the Collateral and the operations of the Corporation and for that purpose to enter to the Corporation’s premises and any other location where the Collateral may be situated during reasonable business hours and upon reasonable notice;

(e)	the Corporation shall:

(i)           keep proper books of accounts and records covering all of its business and affairs on a current basis as well as accurate and complete records concerning the Collateral;

(ii)           notify the Holders promptly of any loss or damage to or any seizure of any significant portion of the Collateral;

(iii)           furnish the Holders with such information regarding the Collateral and its value and location as the Holders may from time to time reasonably request;

(iv)           upon the occurrence of an Event of Default, permit a representative of the Holders, during reasonable business hours and upon reasonable notice, to inspect the Corporation’s books of account, records and documents and to make copies, extracts and summaries therefrom; and

(v)           at any time after an Event of Default, permit the Holder or its representative to make reasonable inquiries of third parties for the purpose of verification of any of the foregoing; and

(f)	the Corporation shall promptly notify the Holder in writing of the details of:

(i)           any amendment to its articles, including by virtue of the filing of articles of amalgamation, effecting a change in the Corporation’s name;

(ii)           any claim, litigation or proceeding before any court, administrative board or other tribunal which either does or could have a material adverse effect on the Collateral or the Corporation;

(iii)           any claim, lien, attachment, execution or other process or encumbrance made or asserted against or with respect to the Collateral which either does or could have material adverse effect on the validity or enforceability of the Security Interest;

(iv)           any transfer of the Corporation’s interest in the Collateral, whether or not permitted hereunder; or

(v)           any material loss of or damage to the Collateral, whether or not such loss or damage is covered by insurance; and

(g)
the Corporation shall keep the Collateral insured as would a reasonable prudent owner of similar property against loss or damage by fire, theft or other usual perils, in such amounts as would a reasonably prudent owner of similar property and with such insurers as the Holder may reasonably require from time to time.

5.2           Specific Covenants

The Corporation hereby further covenants with the Holders that:

(a)	all Common Shares which shall be issued upon a Conversion or upon due exercise of any Warrants, shall be issued as fully paid and non-assessable in the capital of the Corporation;

(b)
it will at all times maintain its corporate existence and will carry on and conduct its business in a proper and efficient manner; provided, however, that nothing herein contained shall prevent the Corporation from ceasing to operate any business or property if, in the opinion of its board of directors, it shall be advisable and in the best interests of the Corporation to do so;

(c)
it will use its best efforts to maintain the listing of the Common Shares (including the Common Shares issuable pursuant to the terms of the Debentures) on or through the TSX or another recognized Canadian stock exchange;

(d)	it will use its best efforts to maintain its status as a reporting issuer in each of the Provinces of Ontario, British Columbia, and Alberta not in default;

(e)
it will at all times, so long as any Debentures remain outstanding and may be Converted, keep open the register of Debentures and the transfer registers for the Common Shares and will not take any action which would have the effect of preventing the Holders from Converting any of the Debentures or receiving any of the Common Shares upon such Conversion;

(f)
it will make all requisite filings, including filings with appropriate securities commissions and stock exchanges, in connection with the creation and sale of the Debentures, the Conversion of the Debentures and the issue of the underlying Common Shares;

(g)	generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided herein; and

(h)
it will use its best efforts to comply with, satisfy and fulfil promptly all prerequisites, conditions and requirements imposed by or arising out of legal, regulatory and administrative requirements applicable to the Corporation with respect to the consummation of the transactions contemplated hereby, including filing or causing to be filed all documents, certificates, opinions, forms or undertakings required to be filed by the Corporation in connection with the purchase and sale of the Debentures and the issuance of the Common Shares and Warrants in accordance with the terms of the Debentures and the listing and posting for trading of such Common Shares on the TSX or another recognized Canadian stock exchange, as applicable.

5.3           Performance of Covenants by the Registered Holder

The Registered Holder may, in its sole discretion and upon notice to the Corporation, perform any covenant of the Corporation under this Debenture that the Corporation fails to perform and that the Registered Holder is capable of performing, including any covenant the performance of which requires the payment of money; provided that the Registered Holder will not be obligated to perform any such covenant on behalf of the Corporation.  No such performance by the Registered Holder will require the Registered Holder further to perform the Corporation’s covenants nor relieve the Corporation from any default or operate as a derogation of the rights and remedies of the Registered Holder under this Debenture.  The Corporation agrees to indemnify and to reimburse the Registered Holder for all costs and expenses incurred by the Registered Holder in connection with the performance by it of any such covenant, and all such costs and expenses shall be payable by the Corporation to the Registered Holder on demand, shall bear interest at the highest rate per annum borne by any of the Obligations, calculated and compounded monthly, and shall (with all such interests) be added and form part of the Obligations.

ARTICLE 6-  SECURITY INTEREST

6.1           Grant of Security Interest, Description of Collateral

As continuing collateral security for the due and timely payment and performance by the Corporation of the Obligations, the Corporation hereby mortgages, charges, pledges, assigns, transfers and sets over to the Registered Holder and grants to the Registered Holder a general and continuing security interest in the Collateral, which shall include but not be limited to:

(a)           all accounts, debts, amounts, claims, choses in actions and monies which now are, or which may at any time hereafter become, due or owing to or owned by the Corporation, whether or not earned by performance, including any and all accounts receivable arising or resulting from the sale, lease, use, assignment or other disposition of any property described in this section; all securities, mortgages, bills,  notes and other documents now held or owned, or which may be hereafter taken, held or owned, by or on behalf of the Corporation, in respect of such accounts, debts, amounts, claims, choses in actions and monies or any parts thereof; and all books, documents and papers recording, evidencing, or relating to such accounts, debts, amounts, claims, choses in actions and monies or any part thereof;

(b)           all present and future agreements made between the Corporation as secured party and others which evidence both a monetary obligation and security interest in or a lease of specific goods;

(c)           all books of accounts and other books, invoices, writings, letters, papers and other documents whether in written, magnetic, electronic or other form, relating to or being records of the Collateral or by which any of the Collateral is secured, evidenced, acknowledged or made payable;

(d)           all writings now or hereafter owned by the Corporation, each of which writing purports to be issued by or addressed to a bailee and purports to cover such goods and chattels in the bailee’s possession as are identified or fungible portions of an identified mass, whether such goods and chattels are inventory or equipment and which writing is treated in the ordinary course of business as establishing that the person in possession of such writing is entitled to receive, hold and dispose of such writing and the goods and chattels it covers, and further, whether such writing is negotiable in form or otherwise, including bills of lading and warehouse receipts;

(e)           all equipment now owned or hereafter acquired by the Corporation, including all machinery, fixtures, plant, tools, furniture, chattels, vehicles of any kind or description including motor vehicles, parts, accessories, installed in or affixed or attached to any of the foregoing, all purchase warranties and claims, drawings, specifications, plans and manuals relating thereto, any equipment specified as equipment of the Corporation and other tangible personal property which is not inventory;

(f)           all present and future bills, notes and cheques (as such terms are defined pursuant to the Bills of Exchange Act (Canada)) of the Corporation, and all of the writing and evidence a right to the payment of money and are of a type that in the ordinary course of business are transferred by delivery and all letters of credit and advices of credit provided that such letters of credit and advices of credit state that they must be surrendered upon claiming payment thereof;

(g)           subject to Section 6.5, all intangible property now owned or hereafter acquired by the Corporation and which is not accounts, including all contractual rights, insurance claims, goodwill, licenses, inventions, franchises, designer rights, know-how processes and formulae, patents, patent applications, trade-marks, trade names, copyrights and other intellectual or industrial property of the Corporation, whether registered or not and whether under license or otherwise, and all other choses in action of the Corporation of every kind, whether due or owing at the present time or hereinafter to become due or owing;

(h)           all goods and chattels now or hereafter forming the inventory of the Corporation including all goods, merchandise, raw materials, work in process, finished goods, goods held for sale, resale or lease or that have been leased or that are to be, or have been furnished under a contract of service, and goods used in or procured for  packing or packaging;

(i)           all money now or hereafter owned by the Corporation, whether or not such money is authorized or adopted by the Parliament of Canada as part of its currency or by any foreign government as part of its currency;

(j)           all present and future securities held by the Corporation, including shares, options, rights, warrants, joint venture interests, interests in limited partnerships, trust units, bonds, notes and all other documents which constitute evidence of a share, participation or other interest of the Corporation in property or in an enterprise or which constitute evidence of an obligation of the issuer (including an uncertificated security within the meaning of Part VI (Investment Securities) of the Business Corporations Act (Ontario)), together with all accretions thereto, all substitutions therefor, all dividends and income derived therefrom and all rights and claims in respect thereof; and

(k)           subject to Section 6.4 all leases now owned or hereafter acquired by the Corporation as tenant (whether oral or written) or any agreement therefor, together with all of the Corporation’s erections, improvements and fixtures situate thereupon.

6.2           Proceeds

The Security Interest shall extend to all proceeds (other than consumer goods) of the Collateral.

6.3           Attachment

The Corporation hereby acknowledges that value has been given by the Registered Holder for the granting of the Security Interest, that the Corporation has rights in the Collateral (other than future and hereafter acquired Collateral), and that the parties have agreed not to postpone the time for attachment of the Security Interest.

6.4           Exception re Last Day of Leases

The last day of the term of any lease, sublease or agreement therefor, oral or written, now held or hereafter acquired by the Corporation is specifically excepted from the Security Interest and shall not form part of the Collateral, but the Corporation agrees to stand possessed of such last day in trust for any person as the Registered Holder may direct and the Corporation shall assign and dispose thereof in accordance with such direction.

6.5           Exception re Contractual Rights, Licenses, etc.

To the extent that the Security Interest would constitute a breach or cause the acceleration of any agreement, lease, contractual right, license, approval, privilege, franchise or permit to which the Corporation is a party, the Security Interest shall not attach thereto but the Corporation shall hold its interest therein in trust for the Registered Holder and shall grant a security interest in such agreement, contractual right, license or permit to the Registered Holder forthwith upon obtaining the appropriate consents to the creation of such security interest.  The Corporation agrees to use commercially reasonably efforts to obtain any such consent from time to time requested by the Registered Holder.

6.6           Amalgamation

In the event that the Corporation shall amalgamate with any other corporation or corporations:

(a)           the term “Corporation” wherever used herein shall extend to and include each of the amalgamating corporations and the amalgamated corporation and the indebtedness, obligations, and liabilities of each of them shall be included in the Obligations; and

(b)           the Security Interest shall extend to and the Collateral shall include all the property and assets of each of the amalgamating corporations and the amalgamated corporation and to any property or assets of the amalgamated corporation thereafter owned or acquired.

ARTICLE 7-  RESTRICTIONS ON DISPOSITIONS OF COLLATERAL

7.1           General Restrictions

Except as herein expressly provided, the Corporation shall not, without the prior written consent of the Holder:

(a)
create, allow to be created, assume or suffer to exist any encumbrance upon the Collateral ranking or purporting to rank in priority to or pari passu with the Security Interest other than the Permitted Security Interests;

(b)	sell, lease, assign or otherwise dispose of or deal with the Collateral; or

(c)	release, surrender or abandon possession of the Collateral.

7.2           Permitted Dispositions

This Debenture and the Security Interest shall in no way hinder or prevent the Corporation, without the prior written consent of the Holder, at any time or from time to time until an Event of Default shall have occurred and the Security Interest shall become enforceable:

(a)	from collecting and, where necessary, enforcing the collection of any and all amounts due or to become due to the Corporation under any account; or

(b)
from selling, leasing, licensing, consigning or otherwise disposing of inventory or of any obsolete, worn out, damaged or otherwise unsuitable equipment forming part of the Collateral in the ordinary course of the Corporation’s business and for the purpose of carrying on the same.

ARTICLE 8 - DEFAULT AND ENFORCEMENT

8.1           Events of Default

Each of the following events is hereinafter sometimes referred to as an “Event of Default”:

(a)           if the Corporation makes default in payment of the principal of or, if applicable, any interest on, any Debenture when the same becomes due and such default shall not have been remedied within a period of 10 business days after such default shall first have become known to any officer of the Corporation or written notice thereof shall have been received by the Company from the Registered Holder;

(b)           if the Corporation or any subsidiary shall make a general assignment for the benefit of its creditors or a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), or shall be declared or adjudged bankrupt, or a receiving order shall be made against the Corporation or any subsidiary unless same is being contested in good faith and is dismissed, stayed or withdrawn within 30 days thereof, or if a liquidator, trustee in bankruptcy, receiver, receiver and manager or any other officer with similar powers shall be appointed to the Corporation or any subsidiary or of all of its property or any material part thereof unless same is being contested in good faith and is dismissed, stayed or withdrawn within 30 days thereof, or if the Corporation or any subsidiary shall propose a compromise, arrangement, or reorganization under the Companies’ Creditors Arrangement Act (Canada) or any similar legislation of any jurisdiction providing for the reorganization or winding-up of corporations or business entities or providing for an agreement, composition, extension or adjustment with its creditors; or the Corporation or any subsidiary shall admit in writing its inability to pay its debts generally as they become due or shall take corporate action in furtherance of any of the aforesaid purposes;

(c)           if an order shall be made or effective resolution passed for the winding-up or liquidation of the Corporation or any subsidiary, except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 8.1 are duly observed and performed, or except in the case of voluntarily winding-up or liquidating a subsidiary of the Corporation in a voluntary transaction pursuant to which substantially all of the assets of such subsidiary are transferred to the Corporation or another subsidiary of the Corporation;

(d)           if the Corporation or any subsidiary shall make default beyond any period of grace provided with respect thereto in the payment of the principal of, or part thereof, or interest or premium on, any indebtedness in excess of $100,000 or observance of any term, agreement or condition in respect of such indebtedness and the effect of such default is to accelerate the payment of such indebtedness or to permit the holder or holders of such indebtedness (or trustee on behalf of such holder or holders) to accelerate the payment of such indebtedness, and such acceleration shall not be rescinded or annulled or such event of default shall not be remedied or cured, whether by payment or otherwise, by the Corporation or the subsidiary or waived by the holders of such indebtedness, within 30 days after such acceleration shall have occurred;

(e)           if the Corporation shall neglect to observe or perform any other covenant or condition contained in the Debenture on its part to be observed or performed and, after notice in writing has been given by the Registered Holder to the Corporation specifying such default and requiring the Corporation to put an end to the same, the Corporation shall fail to make good such default within a period of 30 days, unless the Registered Holder (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Registered Holder;

(f)           an encumbrancer, whether permitted or otherwise, takes possession of any significant portion of the Collateral;

(g)           an order is made or legislation enacted for the expropriation, confiscation, forfeiture, escheating or other taking or compulsory divestiture, whether or not with compensation, of all or a significant portion of the Collateral unless the same is being actively and diligently contested by the Corporation in good faith, the Corporation shall have provided to the Registered Holder such security therefor as it may reasonably require and such order or legislation shall have been vacated, lifted, discharged, stayed or repealed within 30 days from the date of being entered, pronounced or enacted, as the case may be;

(h)           any process of a court, execution, attachment, garnishment, distress or analogous process is issued or levied or becomes enforceable or is enforced against any significant portion of the Collateral unless the same is being actively and diligently contested by the Corporation in good faith, the Corporation shall have provided to the Registered Holder such security therefor as it may reasonably require and such court process, execution, attachment, garnishment, distress or analogous process shall have been vacated, lifted, discharged or stayed within 30 days after being entered, commenced or levied, as the case may be;

(i)           the Corporation ceases or threatens to cease to carry on its business, commits an act of bankruptcy, becomes insolvent, proposes a compromise or arrangement to its creditors or makes an unauthorized sale in bulk of its assets; or

(j)           the Corporation is liquidated, dissolved or its corporate charter expires or is revoked.

8.2           Notice of Events of Default

If an Event of Default shall occur and is continuing the Corporation shall, within five Business Days after it becomes aware of the occurrence of such Event of Default, give notice thereof to the Holders.

Where notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Corporation to the Holders within five Business Days after the Corporation becomes aware that the Event of Default has been cured.

8.3           Acceleration on Default

If any Event of Default has occurred and is continuing, the Registered Holder may in its discretion, by notice in writing to the Corporation declare the principal amount of the Debenture held by such Registered Holder and any other monies payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to such Registered Holder, anything herein contained to the contrary notwithstanding.

8.4           Remedies

Upon the occurrence of an Event of Default, the Security Interest shall immediately become enforceable and the Registered Holder may, forthwith or at any time thereafter and without notice to the Corporation except as required by the PPSA or by this Debenture:

(a)           commence legal action to enforce payment or performance of any or all of the Obligations;

(b)           make payments to discharge any claim, lien, mortgage, security interest, charge or other encumbrance on properties on which either the Corporation or the Registered Holder may hold charges or encumbrances (whether or not ranking in priority to the Security Interest);

(c)           enter upon, use and occupy any and all premises owned, leased or occupied by the Corporation where the Collateral may be located;

(d)           take immediate possession of all or any part of the Collateral and require the Corporation to assemble or deliver possession of the Collateral at a location or locations specified by the Registered Holder, with power to exclude the Corporation, its officers, directors and agents therefrom;

(e)           appoint or reappoint by instrument in writing any person to be an agent or any person to be a receiver, manager or receiver and manager (herein called a “Receiver”) of the Collateral and to remove any Receiver so appointed and to appoint another if the Registered Holder so desires;

(f)           notify the account debtors or obligors under any accounts of the assignment of such accounts to the Registered Holder and direct such account debtors or obligors to make payment of all amounts due or to become due to the Corporation thereunder directly to the Registered Holder and give valid and binding receipts and discharges therefor and in respect thereof and, upon such notification and at the expense of the Corporation, enforce collection of any accounts, and adjust, settle, or compromise the account or payment thereof in the same manner and to the same extent as the Corporation might have done;

(g)           enjoy and exercise all of the rights and remedies of a secured party under the PPSA;

(h)           file such proofs of claim or other documents as may be necessary or desirable to have its claim lodged in any bankruptcy, winding-up, liquidation, dissolution or other proceedings (voluntary or involuntary) relating to the Corporation;

(i)           preserve, protect and maintain the Collateral and made such replacements thereof and additions thereto as the Registered Holder shall deem advisable;

(j)           sell, consign, lease or otherwise dispose of all or any part of the Collateral whether by public or private sale, consignment or lease or otherwise and on any terms so long as every aspect of the disposition is commercially reasonable, including terms that provide time for payment on credit; provided that:

(i)           neither the Registered Holder nor any Receiver will be required to sell, consign, lease or dispose of the Collateral, but may peaceably and quietly take, hold, use, occupy, possess and enjoy the Collateral without molestation, eviction, hindrance, or interruption by any other person or persons whomsoever for such period of time as is commercially reasonable;

(ii)           the Registered Holder or any Receiver may dispose of all or any part of the Collateral in the condition in which it was on the date possession of it was taken, or after any commercially reasonable repair, processing or preparation for disposition;

(iii)           the Registered Holder or any Receiver may convey, transfer or assign to a purchaser or purchasers the title to any of the Collateral so sold; and

(iv)           the Corporation will be entitled to be credited with the actual proceeds of any such sale, consignment, lease or other disposition only when such proceeds are received by the Registered Holder or Receiver in cash.

8.5           Powers and Duties of Receiver

Any Receiver appointed hereunder:

(a)           shall, subject to the provisions of the instrument appointing it, have all of the powers of the Registered Holder hereunder, together with:

(i)           the power to carry on the business of the Corporation or any part thereof;

(ii)           the power to borrow money in the Corporation’s name or in the Receiver’s name; and

(iii)           the power to grant security interests in the Collateral in priority to the Security Interest as security for the money so borrowed; and

(b)           shall be deemed to be the agent of the Corporation for the purpose of establishing liability for the acts or omissions of the Receiver and the Registered Holder shall not be liable for such acts or omissions.

The Corporation hereby irrevocably authorizes the Registered Holder from time to time after appointment of any receiver to give instructions to the Receiver relating to the performance relating to the Receiver’s duties and to fix the remuneration of the Receiver in connection therewith.

8.6           Other Remedies

The remedies provided in Section 8.4 are cumulative and in addition to (and not in substitution for, exclusive of nor dependent on) any other remedies contained herein or in any existing or future security document granted by the Corporation to the Registered Holder and to all other remedies existing at law or in equity or by statute.

8.8           Indulgences and Releases

Either the Registered Holder or Receiver may grant extensions of time and other indulgences, take and give up or abstain from perfecting or taking advantage of securities, except compositions, compound, compromise, settle, grant releases and discharges, release any part of the Collateral to third parties and otherwise deal with the Corporation, debtors of the Corporation, surety and others and with the Collateral and other security as the Registered Holder or such Receiver may see fit without prejudice to the liability of the Corporation under the Obligations or the right of the Registered Holder and such Receiver to hold the Collateral and realize upon the Security Interest.

8.9           Application of Monies

Subject to the requirements of the PPSA, all money or other proceeds of realization collected or received by the Registered Holder or any Receiver upon the realization of the Security Interest or on exercise of any other rights or remedies herein contained with respect to the Collateral shall be applied on account of the Obligations in such manner as the Registered Holder deems best or, at the option of the Registered Holder, may be held unapportioned in a collateral account or released to the Corporation, all without prejudice to the liability of the Corporation or the rights of the Registered Holder hereunder.  The balance of such proceeds, if any, shall be paid in accordance with the PPSA and any other applicable law.

8.10           Liability for Deficiency

If the proceeds of realization received by or on behalf of the Registered Holder from the disposition of the Collateral are not sufficient to satisfy the Obligations in full, the Corporation shall be liable to pay such deficiency to the Registered Holder forthwith on demand.

8.11           Set Off

Without in any way limiting any other rights or remedies available to the Registered Holder, the Registered Holder shall have the right (but shall not be obligated), at any time and from time to time after the occurrence of an Event of Default and without notice to the Corporation (such notice being expressly waived by the Corporation), to set off against the Obligations or any of them deposits (general or special) or monies held by the Registered Holder or any other indebtedness owing by the Registered Holder to, or held by, the Registered Holder for the credit of, the Corporation, regardless of the currency in which such indebtedness is denominated and notwithstanding that such indebtedness is not then due.

8.12           Waiver

The Corporation hereby waives diligence, presentment, protest, notice of protest, notice of dishonour and notice of non-payment of this Debenture, and specifically consents to and waives notice of any renewal or extension of this Debenture.  No delay by the Registered Holder in exercising any power or privilege hereunder, nor the single or partial exercise of any power or privilege hereunder, shall preclude any other or further exercise thereof, or the exercise of any other power or privilege hereunder.

8.13           Immunity of Shareholders, Directors and Others

The Holders waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer, employee or agent of the Corporation or of any Successor Corporation for the payment of the principal of any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein.

ARTICLE 9-  NOTICES

9.1           Notice to the Corporation

Any notice to the Corporation under the provisions of this Debenture shall be valid and effective if delivered personally to, or if given by registered mail, postage prepaid, addressed to, the Corporation at its offices in 302 The East Mall, Suite 300, Toronto, Ontario, M9B 6C7 Attention: Tam Nguyen, Corporate Controller, fax no. (416) 640-0412, and shall be deemed to have been given on the date of delivery or on the fifth Business Day after such letter has been mailed, as the case may be.  The Corporation may from time to time notify the Holders of a change in address which thereafter, until changed by further notice, shall be the address of the Corporation for all purposes of the Debentures.

9.2           Notice to Holder

Except as otherwise expressly provided herein, all notices to be given hereunder with respect to the Debentures shall be valid and effective if such notice is delivered personally or, subject to Section 9.3, sent by first class mail, postage prepaid, addressed to such Holders at their post office addresses appearing in any of the registers hereinbefore mentioned.  Any notice so delivered or sent by mail shall be deemed to have been given on the day upon which it is delivered or on the fifth Business Day after such letter has been mailed, as the case may be.  Any accidental error, omission or failure in giving or in delivering or mailing any such notice or the non-receipt of any such notice by any Holder shall not invalidate or otherwise prejudicially affect any action or proceeding founded thereon.

9.3           Mail Service Interruption

If, by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Holders or to the Corporation would be unlikely to reach its destination in a timely manner, such notice shall be valid and effective only if delivered personally in accordance with Sections 9.1 or 9.2, as the case may be.

ARTICLE 10-  SUCCESSOR CORPORATIONS

10.1           Certain Requirements

The Corporation shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless, and may do so if:

(i)           such other person or continuing corporation is a corporation (herein called the “Successor Corporation”) incorporated under the laws of Canada or any province thereof;

(ii)           the Successor Corporation shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction an instrument supplemental hereto and such other instruments as are necessary or advisable to evidence the assumption by the Successor Corporation of the liability for the due and punctual payment of all amounts outstanding and payable hereunder from time to time and the covenant of the Successor Corporation to pay the same and its agreement to observe and perform all of the covenants and obligations of the Corporation under this Debenture;

(iii)           such transaction shall, to the satisfaction of the Holders acting reasonably, be upon such terms as substantially to preserve and not to impair in any material respect the rights and powers of the Holders hereunder; and

(iv)           no condition or state of facts shall exist as to the Corporation or the Successor Corporation, either at the time of or immediately before or after the consummation of any such transaction and after giving full effect thereto or immediately after the Successor Corporation complying with the provisions of clause (b) above, that constitutes or would constitute after notice or lapse of time or both, an Event of Default.

10.2           Vesting of Powers in Successor

Whenever the conditions of Section 9.1 shall have been duly observed and performed, the Holders shall execute and deliver the supplemental instrument provided for in Section 9.1 and thereupon the Successor Corporation shall be bound by the covenants and obligations of the Corporation under this Debenture and shall possess and from time to time exercise each and every power of the Corporation under this Debenture in the name of the Corporation or otherwise, and any act or proceeding by any provision of this Debenture required to be done or performed by any directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of the Successor Corporation.

ARTICLE 11-  GENERAL PROVISIONS

11.1           Further Assurances

The Corporation shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, such further acts, deeds, mortgages, transfers, assurances or other documents as the Registered Holder shall reasonably require to give effect to or preserve and perfect the Security Interest in the Collateral intended to be granted to the Registered Holder hereunder, or any security interest the Corporation may hereafter grant or become bound to grant to the Registered Holder for the purpose of accomplishing and effecting the intention of this Debenture.  The Corporation hereby irrevocably appoints the Registered Holder to be the attorney of the Corporation, coupled with an interest, with full power of substitution, for and in the name of the Corporation to execute and to do any deeds, documents, transfers, demands, assignments, assurance, consents and things which the Corporation is obliged to sign, execute or do hereunder.

11.2           Term

This Debenture shall become effective according to its terms immediately upon the execution hereof by the Corporation and shall continue as security for the Obligations until all of the Obligations are paid and performed in full and this Debenture is terminated.

11.3           Non-Substitution

This Debenture and the Security Interest are in addition to and not in substitution for any other agreement made between the Registered Holder and the Corporation or any other security granted by the Corporation to the Registered Holder whether before or after the execution of this Debenture.

11.4           No Merger

Neither the taking of any action suit or proceeding, judicial or extra-judicial nor the exercise of any power of seizure or disposition shall extinguish the liability of the Corporation to pay and perform the Obligations nor shall the acceptance of any payment or alternate security constitute or create any novation.  No covenant, representation or warranty of the Corporation herein shall merge in any judgment.

11.5           Entire Agreement

There are no representations, agreements, warranties, conditions, covenants or terms, express or implied, collateral or otherwise, affecting this Debenture or the Security Interest or the Corporation’s obligations and liabilities hereunder other than express herein.

11.6           Time of Essence

Time shall be of the essence in this Debenture in all respects.

11.7           Disclosure of Information re Corporation

The Corporation agrees that the Registered Holder may provide, subject to applicable law, from time to time such information concerning this Debenture, the Collateral and the Obligations to such persons as the Registered Holder in good faith believes are entitled to the same under the PPSA.

EXHIBIT “1”

FORM OF TRANSFER

Re:           Series (M) Convertible Debenture of NORTHCORE TECHNOLOGIES INC.
due July 11, 2013

For value received, the undersigned hereby assigns and transfers unto

 ______________________________________ of _____________________________________ $  of the principal amount of the within Debenture registered in the name of the undersigned on the books of NORTHCORE TECHNOLOGIES INC. (the “Corporation”) including the rights thereunder to the accrued and unpaid interest on such principal amount and hereby irrevocably constitutes and appoints ____________________________ attorney to transfer the said Debenture on the books of the Corporation with full powers of substitution in the premises.

DATED_____________ in the presence of __________________________.

Signed: ___________________________________

EXHIBIT “2”

FORM OF ELECTION OF CONVERSION PRIVILEGE

TO:           NORTHCORE TECHNOLOGIES INC.
RE:	Series (M) Convertible Debenture of NORTHCORE TECHNOLOGIES INC.
due July 11, 2013

The undersigned hereby irrevocably elects to convert $1,000 or any integral multiple thereof principal amount of the within Debenture into Units of the Corporation at the Conversion Price in accordance with the Terms and Conditions of the Debenture.  Please issue certificates for the Common Shares and Warrants comprising such Units as follows:

Principal amount converted: $ _____________________________

($1,000 or integral multiple thereof only)

Name:	____________________________________

Address:	____________________________________

____________________________________

Date:                       ____________________________________

Signed:                   ____________________________________

Witness:                ____________________________________

EXHIBIT “3”

FORM OF SERIES (M) WARRANT

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUE.

Void after 5:00 p.m. (Toronto time) on the 11th day of July 2013.

(“Holder”):	Account #	# of Warrants:	Series (M) Warrant Certificate No.:
M-W-•

NORTHCORE TECHNOLOGIES INC.
(Organized under the laws of the Province of Ontario)

This is to certify that, for value received, Holder shall have the right to purchase from Northcore Technologies Inc. (the “Corporation”), at any time and from time to time up to the Expiry Time (as defined below), one fully paid and non-assessable Common Share (as defined below) for each Series (M) Warrant (individually, a “Warrant”) represented hereby at a price of Cdn$0.10 per share (the “Exercise Price”), upon and subject to the following terms and conditions:

1.
For the purpose of this Warrant, the term “Common Shares” means common shares in the capital of the Corporation as constituted on the date hereof; provided that in the event of a change, subdivision, re-division, reduction, combination or consolidation thereof or any other adjustment under clause 7 hereof, or such successive changes, subdivisions, re-divisions, reductions, combinations, consolidations or other adjustments, then subject to the adjustments, if any, having been made in accordance with the provisions of this Warrant Certificate, “Common Shares” shall thereafter mean the shares, other securities or other property resulting from such change, subdivision, re-division, reduction, combination or consolidation or other adjustment.

2.
For the purpose of this Warrant, the term “Expiry Time” means the earlier of: (i) 5:00 p.m. (Toronto time) on July 11, 2013; and (ii) the date which is twenty (20) days following the issuance of a notice by the Corporation to Holders confirming that the closing price of the common shares of the Corporation on the Toronto Stock Exchange was greater than or equal to $0.20 for 10 consecutive trading days, following the 4 months and one day hold period from the Date of Issue of the Series (M) Debentures. All rights under any of the Warrants in respect of which the right of subscription and purchase therein provided for shall not theretofore have been exercised shall wholly cease and determine and such Warrants shall be wholly void and of no valid or binding effect after the Expiry Time.

3.
The right to purchase Common Shares pursuant to the Warrants may only be exercised by the Holder before the Expiry Time by duly completing and executing a subscription substantially in the form attached hereto as Schedule “A”, in the manner therein indicated and surrendering this Warrant Certificate and the duly completed and executed subscription form to the Corporation at the principal office of the Corporation at 302 The East Mall, Suite 300, Toronto, Ontario, M9B 6C7, together with payment of the purchase price for the Common Shares subscribed for in the form of cash or a certified cheque payable to the Corporation in an amount equal to the then applicable Exercise Price multiplied by the number of Common Shares subscribed for.

4.	Issue of Common Shares upon Exercise.

(a)           Upon such delivery and payment as set forth in Section 3, the Corporation shall cause to be issued to the Holder the number of Common Shares to be issued and the Holder shall become a shareholder of the Corporation in respect of such Common Shares with effect from the date of such delivery and payment and shall be entitled to delivery of a certificate or certificates evidencing such shares. The Corporation shall cause such certificate or certificates to be delivered via bonded overnight courier to the Holder at the address or addresses specified in such subscription form within three (3) business days of such delivery and payment as herein provided.

(b)           The Corporation shall not be required to issue fractional Common Shares upon the exercise of the Warrants and no payment shall be made by the Corporation in lieu of issuing any fractional interest in a Common Share.

5.	The holding of a Warrant shall not constitute the Holder a shareholder of the Corporation nor entitle the Holder to any right or interest in respect thereof except as herein expressly provided.

6.
The Corporation covenants and agrees that until the Expiry Time, while any of the Warrants shall be outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase herein provided, as such right of purchase may be adjusted pursuant to clauses 7 and 8 hereof.  All Common Shares which shall be issued upon the exercise of the right to purchase herein provided for, upon payment therefor of the amount at which such Common Shares may at the time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non assessable shares and the holders thereof shall not be liable to the Corporation or its creditors in respect thereof.

7.	Adjustment

The Exercise Price will be subject to adjustment from time to time in the events and in the manner provided as follows:

(1)           If and whenever at any time after July 11, 2008, and prior to the Expiry Time, the Corporation:

(i)           issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of Common Shares as a stock dividend or other distribution (other than an issue of Common Shares to holders of Common Shares pursuant to a right granted to such holders to receive such Common Shares in lieu of dividends paid in the ordinary course);

(ii)           subdivides its outstanding Common Shares into a greater number of Common Shares; or

(iii)           consolidates its outstanding Common Shares into a smaller number of Common Shares,

(any of such events in clauses (i), (ii) and (iii) of this subsection being called a “Common Share Reorganization”), then the Exercise Price shall be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which will be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(2)           If and whenever at any time after July 11, 2008, and prior to the Expiry Time, the Corporation fixes a record date for the issue of rights, options or warrants to all or substantially all the holders of Common Shares (the “Rights”) under which such holders are entitled, during a period expiring not more than forty-five (45) days after the date of such issue (the “Rights Period”), to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per share to the holder (or at an exchange or conversion price per share during the Rights Period to the holder in the case of securities exchangeable for or convertible into Common Shares) of less than 95% of the price (the “Current Market Price”) which is equal to the average closing price on the Toronto Stock Exchange for the period of 20 trading days immediately preceding such record date (any of such events being called a “Rights Offering”), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(iv)           the numerator of which will be the aggregate of:

(1)           the number of Common Shares outstanding as of the record date for the Rights Offering; plus

(2)           a number determined by dividing (a) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered by (b) the Current Market Price of the Common Shares as of the record date for the Rights Offering, and

(v)           the denominator of which will be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

Any Holder who has exercised the Warrants represented hereby during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the Common Shares to which that Holder would otherwise be entitled upon such exercise, be entitled to that number of additional Common Shares equal to the difference between the shares received on such exercise and the shares that would have been received if the Exercise Price as adjusted for such Rights Offering pursuant to this subsection had applied when the Holder exercised the Warrants; provided that the provisions of Section 4(b) will be applicable to any fractional interest in a Common Share to which such Holder might otherwise be entitled under the foregoing provisions of this subsection.  Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such Holder within three business days following the end of the Rights Period.  To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Exercise Price will be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

(3)           If and whenever at any time after July 11, 2008, and prior to the Expiry Time, the Corporation fixes a record date for the issue or the distribution to all or substantially all the holders of Common Shares of (i) securities of the Corporation, including rights, options or warrants to acquire securities of the Corporation or any of its property or assets and including evidences of indebtedness or (ii) any property or other assets, including evidences of indebtedness, and if such issuance or distribution does not constitute (A) a dividend paid in the ordinary course; (B) a Common Share Reorganization; (C) a Rights Offering; or (D) the issue of Rights to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares during the Rights Period, where the cost per Common Share during the Rights Period, is 95% or more of the Current Market Price (any of such non-excluded events being called a “Special Distribution”), the Exercise Price shall be adjusted effective immediately after such record date to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(vi)           the numerator of which will be:

(1)           the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(2)           subject to the prior written consent of the Toronto Stock Exchange, if applicable, the excess, if any, of (a) the fair market value, as determined by action by the Corporation’s board of directors (whose determination will be conclusive), to the holders of Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (b) the fair market value of the consideration received therefor by the Corporation from the holders of Common Shares, as determined by the Corporation’s board of directors (whose determination will be conclusive); and

(vii)           the denominator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

To the extent that any Special Distribution is not so made, the Exercise Price will be readjusted effective immediately to the Exercise Price which would then be in effect based upon such securities or property or other assets as actually distributed.

(4)            If and whenever at any time after July 11, 2008, and prior to the Expiry Time, there is a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities or other capital reorganization (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a “Capital Reorganization”), any Holder who exercises the Warrants represented hereby into Common Shares after the effective date of such Capital Reorganization will be entitled to receive, and will accept for the same aggregate consideration in lieu of the number of Common Shares to which such Holder was previously entitled upon such exercise, the aggregate number of shares, other securities or other property or cash which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was previously entitled upon exercise subject to adjustment thereafter in accordance with provisions the same, as nearly possible, as those contained in this Section 7.  The Corporation will take all steps necessary to ensure that, on a Capital Reorganization, the Holders of Warrants will receive the aggregate number of shares, other securities or other property or cash to which they are entitled as a result of the Capital Reorganization.  Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 7 with respect to the rights and interests thereafter of Holders of Warrants to the end that the provisions set forth in this Section 7 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant.  Subject to the prior written consent of the Toronto Stock Exchange, if applicable, any such adjustment will be made by and set forth in an instrument supplemental hereto approved by action of the board of directors of the Corporation and will for all purposes be conclusively deemed to be an appropriate adjustment.

(5)            If the purchase price provided for in any rights, options or warrants (the “Rights Offering Price”) referred to in subsections 7(2) or (3) is decreased, the Exercise Price will forthwith be changed so as to decrease the Exercise Price to the Exercise Price that would have been obtained if the adjustment to the Exercise Price made under such subsections, as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting decrease in the Exercise Price under this subsection would be greater than the decrease, if any, in the Exercise Price to be made under the terms of this section by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

(6)            In any case in which this section requires that an adjustment become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Warrant exercised after such record date and before the occurrence of such event the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder’s right to receive such additional Common Shares upon the occurrence of such event and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the date of exercise or such later date on which such Holder would, but for the provisions of this subsection, have become the holder of record of such additional Common Shares.

(7)            If and whenever at any time after July 11, 2008, and prior to the Expiry Time, any of the events set out in this clause 7 shall occur and the occurrence of such event results in an adjustment of the Exercise Price pursuant to the provisions of this clause 7, then the number of Common Shares purchasable pursuant to this Warrant shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares then otherwise purchasable on the exercise thereof by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to the adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(8)            If the Corporation takes any action affecting its Common Shares to which the foregoing provisions of this clause 7, in the opinion of the board of directors of the Corporation, acting in good faith, are not strictly applicable, or if strictly applicable would not fairly adjust the rights of the Holder against dilution in accordance with the intent and purposes hereof, or would otherwise materially affect the rights of the Holder of the Warrants hereunder, then the Corporation shall, subject to the prior written consent of Toronto Stock Exchange, execute and deliver to the Holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in such manner as the board of directors of the Corporation may determine to be equitable in the circumstances, acting in good faith. The failure of the taking of action by the board of directors of the Corporation to so provide for any adjustment on or prior to the effective date of any action or occurrence giving rise to such state of facts will be conclusive evidence that the board of directors has determined that it is equitable to make no adjustment in the circumstances.

8.	The following rules and procedures shall be applicable to the adjustments made pursuant to clause 7:

The adjustments provided for in Section 7 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the remaining provisions of this section.

(c)
No adjustment in the Exercise Price will be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price; provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment.

(d)
No adjustment in the Exercise Price will be made in respect of any event described in Section 7 if Holders are entitled to participate in such event on the same terms, mutatis mutandis, as if they had exercised their Warrants prior to or on the effective date or record date of such event.  Any such participation will be subject to the prior consent of each stock exchange on which the Common Shares are listed or quoted for unlisted trading privileges, or were listed in the year prior to the occurrence of the event described in this subsection, if applicable.

(e)
If at any time a dispute arises with respect to adjustments provided for in Section 7, subject to the prior written consent of the Toronto Stock Exchange, if applicable, such dispute will be conclusively determined by the Corporation’s auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action of the Corporation’s board of directors and any such determination will be binding upon the Corporation, the Holders of Warrants and shareholders of the Corporation; such auditors or accountants will be given access to all necessary records of the Corporation.

(f)
If the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price shall be made.

(g)
In the absence of a resolution of the Corporation’s board of directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as a record date therefor the date on which the Special Distribution or Rights Offering is effected.

9.
On the happening of each and every such event set out in clause 7, the applicable provisions of this Warrant, including the Exercise Price, shall, ipso facto, be deemed to be amended accordingly and the Corporation shall take all necessary action so as to comply with such provisions as so amended.

10.
The Corporation shall not be required to deliver certificates for Common Shares while the share transfer books of the Corporation are properly closed, having regard to the provisions of clauses 7 and 8 hereof, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares called for thereby during any such period delivery of certificates for Common Shares may be postponed for not more than five (5) days after the date of the re opening of said share transfer books. Provided, however, that any such postponement of delivery of certificates shall be without prejudice to the right of the Holder so surrendering the same and making payment during such period to receive after the share transfer books shall have been re opened such certificates for the Common Shares called for, as the same may be adjusted pursuant to clause 8 hereof as a result of the completion of the event in respect of which the transfer books were closed.

11.
Nothing herein contained or done pursuant hereto shall obligate the Holder to purchase or pay for or the Corporation to issue any securities except those Common Shares in respect of which the Holder shall have exercised its right to purchase hereunder in the manner provided herein.

12.	All Series (M) Warrants of the Corporation shall rank pari passu, notwithstanding the actual date of the issue thereof.

13.
The Corporation shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Corporation and the successor corporation shall have executed such instruments and done such things as, in the opinion of counsel to the Holder, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor corporation will have assumed all the covenants and obligations of the Corporation under this Warrant, and

(ii)
the Warrant will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant, mutatis mutandis.

Whenever the conditions of this subsection 13 shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Corporation under this Warrant in the name of the Corporation or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Corporation may be done and performed with like force and effect by the like directors or officers of the successor corporation.

14.
The Corporation hereby represents and warrants with and to the Holder that the Corporation is duly authorized and has the corporate and lawful power and authority to create and issue this Warrant and the Common Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant represents a valid, legal and binding obligation of the Corporation enforceable in accordance with its terms.

15.
If any one or more of the provisions or parts thereof contained in this Warrant should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(iii)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(iv)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant in any other jurisdiction.

16.
Any notice, document or communication required or permitted by this Warrant to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid registered mail, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed as follows:

(v)	to the Holder, in the register to be maintained pursuant to Section 20 hereof; and

(vi)	to the Corporation at:

302 The East Mall
Suite 300
Toronto, Ontario
M9B 6C7

Attention:                      Tam Nguyen, Controller

Fax:           416-640-0412

Notice so mailed shall be deemed to have been given on the tenth (10th) business day after deposit in a post office or public letter box. Neither party shall mail any notice, request or other communication hereunder during any period in which applicable postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Notice transmitted by a form of recorded telecommunication or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such party for all purposes hereof.

17.
Subject as hereinafter provided, all or any of the rights conferred upon the Holder by the terms hereof may be enforced by the Holder by appropriate legal proceedings.  No recourse under or upon any obligation, covenant or agreement contained herein shall be had against any shareholder, director or officer of the Corporation either directly or through the Corporation, it being expressly agreed and declared that the obligations under the Warrants are solely corporate obligations and that no personal liability whatever shall attach to or be incurred by the shareholders, directors or officers of the Corporation or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Warrants.

18.
The Holder may subscribe for and purchase any lesser number of Common Shares than the number of shares expressed in this Warrant Certificate.  In the case of any subscription for a lesser number of Common Shares than expressed in this Warrant Certificate, the Holder hereof shall be entitled to receive at no cost to the Holder a new Warrant Certificate in respect of the balance of Warrant not then exercised.  Such new Warrant Certificate shall be delivered by bonded overnight courier to the Holder by the Corporation, contemporaneously with the delivery of the certificate or certificates representing the Common Shares issued pursuant to clause 4.

19.
If this Warrant Certificate is stolen, lost, mutilated or destroyed, the Corporation shall, on such terms as it may in its discretion acting reasonably impose, issue and sign and direct the Corporation’s transfer agent to countersign a new Warrant Certificate of like denomination, tenor and date as the Warrant Certificate so stolen, lost, mutilated or destroyed for delivery to the Holder.

20.
The Corporation shall keep at its principal office (or its transfer agent in the City of Toronto): (a) a register of holders in which shall be entered the names and addresses of the holders of the Warrants and of the number of Warrants held by them; and (b) a register of transfers in which shall be entered the date and other particulars of each transfer of Warrants.  The registers hereinbefore referred to shall be open at all reasonable times for inspection by any Holder.

21.
The transferee of a Warrant Certificate shall, after the transfer form attached to the Warrant Certificate as Schedule “B” or any other form of transfer acceptable to the Corporation, acting reasonably, is duly completed and the Warrant Certificate is lodged with the Corporation and upon compliance with all other conditions in that regard required by this Warrant, by the Toronto Stock Exchange or by law, be entitled to have his name entered on the register of holders as the owner of the Warrants represented thereby free from all equities or rights of set off or counterclaim between the Corporation and the transferor or any previous holder of such Warrant, save in respect of equities of which the Corporation or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

22.
Warrant Certificates may, upon compliance with the reasonable requirements of the Corporation, be exchanged for Warrant Certificates in any other denomination representing in the aggregate the same number of Warrants.  The Corporation shall issue and sign and direct the Corporation’s transfer agent to countersign, all Warrant Certificates necessary to carry out the exchanges contemplated herein, provided:

(i)           Warrant Certificates may be exchanged only at the principal office of the Corporation in the City of Toronto;

(ii)           any Warrant Certificates tendered for exchange shall be surrendered to the Corporation and cancelled; and

(iii)           except as otherwise herein provided, the Corporation shall not charge Holders requesting an exchange any sum for any new Warrant Certificate issued.

23.
The Corporation may deem and treat the registered holder of any Warrant Certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Corporation shall not be affected by any notice or knowledge to the contrary except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.  A Holder shall be entitled to the rights evidenced by such Warrant free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such Holder of the Common Shares purchasable pursuant to such Warrant shall be a good discharge to the Corporation for the same and the Corporation shall not be bound to inquire into the title of any such Holder except where the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

24.
The Holder, if resident in Canada, acknowledges that appropriate legend, as follows, will be placed upon certificates representing any securities issued on the exchange, assignment or exercise of the Warrants represented by this certificate until the hold period expires for the Warrants so represented hereby.

LEGEND

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE OF ISSUE.”

25.           This Warrant shall be governed by the laws of the Province of Ontario and the federal laws ofCanada applicable herein..

27.	All references herein to monetary amounts are references to lawful money of Canada.

28.           Time shall be of the essence hereof.

IN WITNESS WHEREOF, the Corporation has caused this Warrant Certificate to be signed by its duly authorized officer.

DATED this __________day of _____________. 20_____.

NORTHCORE TECHNOLGIES INC.
Per:
Name:
Title:

SCHEDULE “A”

SUBSCRIPTION FORM

TO BE COMPLETED IF WARRANTS ARE TO BE EXERCISED:

TO:	NORTHCORE TECHNOLOGIES INC. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7
RE:	Series (M) Warrants

THE UNDERSIGNED hereby subscribes for ___________________ common shares of Northcore Technologies Inc. according to the terms and conditions set forth in the annexed warrant certificate (or such number of other securities or property to which such warrant entitles the undersigned to acquire under the terms and conditions set forth in the annexed warrant certificate).

Address for Delivery of Shares:_________________________________________________

Exercise Price Tendered: ______________________________________________________

(Cdn$0.15 per share or as adjusted)                                                                   Cdn$____________________________________

DATED at Toronto, this _____day of _______________, 20___.

Witness	Holder’s Name

Authorized Signature

Title (if applicable)

SCHEDULE “B”

ASSIGNMENT FORM

TO BE COMPLETED IF WARRANTS ARE TO BE ASSIGNED:

TO:	NORTHCORE TECHNOLOGIES INC. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7
RE:	Series (M) Warrants
FOR VALUE RECEIVED, _________Warrants represented by this Warrant Certificate are hereby transferred to ________________________________________________________________

residing at ________________________________________________________________________

You are hereby instructed to take the necessary steps to effect this transfer.

DATED at _____________________, this ________ day of  _________________, 20___.

Witness	Holder’s Name

Authorized Signature

Title (if applicable)

Signature guaranteed:

The signature must be guaranteed by a Canadian chartered bank or a member of a recognized stock exchange or other entity acceptable to the Corporation.